Exhibit 21.1

Subsidiaries of Freshpet, Inc.

Exact Name of Subsidiaries of Registrant as Specified in the Subsidiary’s Charter	State or Other Jurisdiction of Incorporation or Organization

Professor Connors Canada Inc.	Ontario, Canada

FP Foods Realty PA, LLC	Pennsylvania

Freshpet Europe LTD	England and Wales